April 19, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Pacific Coast Energy Company LP
Pacific Coast Oil Trust
Amendment No. 4 to Registration Statement on Form S-1
File Nos. 333-178928 and 333-178928-01
Filed April 6, 2012

Ladies and Gentlemen:

Set forth below are the responses of Pacific Coast Energy Company LP, a Delaware limited partnership (“PCEC”), and Pacific Coast Oil Trust (the “Trust” and, together with PCEC, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 5, unless otherwise indicated.

Form S-1, Amendment No. 4, filed April 6, 2012

General

1.	We note your response to prior comment 1 from our letter dated March 30, 2012. Please revise your disclosure to include this information in your registration statement.

Response: The Registrants acknowledge the Staff’s comment and have revised page 77 to include disclosure regarding the limited liability provision in the trust agreement.

Exhibits

2.	Please file an opinion as to the validity of the trust units under the Trust Agreement as authorized, executed and delivered by Pacific Coast Energy Company LP, as Trustor. In this regard, we note that the opinion of Richards, Layton & Fingers P.A. filed as exhibit 5.1 appears limited to Pacific Coast Oil Trust.

Response: The Registrants acknowledge the Staff’s comment and pursuant to a conversation with the Staff on April 18, 2012, have filed an additional Exhibit 5 opinion from Latham & Watkins LLP, counsel to PCEC.

Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to the undersigned at (213) 225-5900.

Very truly yours,

/s/ Gregory C. Brown
Gregory C. Brown
Executive Vice President and General Counsel of PCEC (GP) LLC, the general partner of PCEC

cc:	Randall H. Breitenbach, Co-Chief Executive Officer
Halbert S. Washburn, Co-Chief Executive Officer
James G. Jackson, Executive Vice President and
Chief Financial Officer
Sean T. Wheeler, Latham & Watkins LLP
Gerald M. Spedale, Baker Botts L.L.P.
Thomas Adkins, Bracewell & Giuliani LLP
Heather Horn, PricewaterhouseCoopers LLP